UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                KIRBY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   497-266-106
                                 (CUSIP Number)



                                   JANE BEATTY
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                            TORONTO, ONTARIO, CANADA
                                     M2M 4H5
                                 (416) 730-6178

                                 WITH COPIES TO:
                                KEVIN KEOGH, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                NOVEMBER 30, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

---------------------------------                -------------------------------
 CUSIP No. 497-266-106                           Page 2 of 11 Pages
---------------------------------                -------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ONTARIO TEACHERS' PENSION PLAN BOARD
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)[ ]
                                                                          (B)[ ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           ONTARIO, CANADA
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                      2,336,716
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              -0-
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              2,336,716
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              -0-
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,336,716
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.52%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          EP
-------- -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $0.10 per share, (the "Common Stock") of Kirby Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1775 St. James Place, Suite 200, Houston, Texas 77056.


ITEM 2.  IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Ontario Teachers' Pension Plan Board ("OTP"). OTP is sometimes hereinafter referred to as the "Reporting Person."

          OTP is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of OTP is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5, Canada. The attached Schedule A is a list of executive officers, directors and controlling persons of OTP, which contains the following information with respect to each such person: (i) name;
(ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years, neither OTP nor, to the best of OTP's knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the directors, controlling persons and the executive officers of OTP listed on Schedule A, hereto, is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source and amount of the funds used or to be used by the OTP to purchase shares of the Common Stock are as follows:

          SOURCE OF FUNDS                    AMOUNT OF FUNDS
          Pension Fund Assets                $43,663,768.70

ITEM 4.  PURPOSE OF THE TRANSACTION

          The Reporting Person acquired the Common Stock as a result of the distribution of the assets of Trinity I Fund, L.P. ("Fund") upon the termination of the Fund and continues to hold the shares of Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Person may from time to time have discussions with management and/or the Board of Directors of the Issuer concerning various ways of enhancing long-term shareholder value. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

          Except as set forth in the preceding paragraph neither OTP nor, to the best knowledge of OTP, any of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any Person; (h) any of the Issuer's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date of this statement, OTP beneficially owned 2,336,716 shares of Common Stock, which constitutes beneficial ownership of 9.52% of outstanding shares of Common Stock. Based upon publicly available information 24,543,345 shares of the Common Stock were outstanding on November 30, 1999.

          To the best of the knowledge of the Reporting Person, other than as set forth in Schedule B attached hereto, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

          (b) OTP has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,336,716 shares of the Common Stock.

          (c) During the past sixty days, the Reporting Person has not acquired or disposed of beneficial ownership of Common Stock except as set forth in Schedule B attached hereto.

          (d) Except as described in the succeeding sentence, no person other than the Reporting Person has the right to receive dividends on Common Stock beneficially owned by the Reporting Person described in this Schedule 13D and proceeds from the sale thereof.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

          None

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1999

                                    ONTARIO TEACHERS' PENSION PLAN BOARD,
                                    an Ontario, Canada corporation



                                    By: /s/ Jane Beatty
                                       ---------------------------------------
                                        Name:  Jane Beatty
                                        Title: Legal Counsel, Investments

                                                                      SCHEDULE A



          The following tables set forth for the directors, controlling persons and executive officers of OTP (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted. Each of the following persons is a citizen of Canada.

                           EXECUTIVE OFFICERS, CONTROLLING PERSONS AND DIRECTORS OF OTP

NAME                             RESIDENCE OR BUSINESS ADDRESS         PRINCIPAL OCCUPATION OR EMPLOYMENT
Claude Lamoureux                 5650 Yonge Street                     President and Chief Executive
                                 5th Floor                             Officer of OTP
                                 Toronto, Ontario
                                 M2M 4H5

Ted Medland                      121 King Street West                  Retired Financial Executive
(Chairperson)                    Suite 2525
                                 Toronto, Ontario
                                 M5H 3T9

Jalynn Bennett                   247 Davenport Rd.                     President of Jalynn H. Bennett Associates, a
(Director)                       Suite 303                             strategic planning consulting firm whose
                                 Toronto, Ontario                      principal business address and office are the
                                 M5R 1J9                               same as for Ms. Bennett

David Lennox                     55 Lombard Street                     Retired Secretary for Ontario Teachers'
(Director)                       Suite 413                             Federation, a teacher's union
                                 Toronto, Ontario
                                 M5C 2R7

Ann Finlayson                    440 Markham Street                    Self-employed journalist, speaker, freelance
(Director)                       Toronto, Ontario                      editor and consultant
                                 M6G 2L2

Lucy Greene                      1736 Caughey Lane                     Retired Human Resources Executive for Sun
(Director)                       Penetang, Ontario                     Life Assurance Company of Canada
                                 L9M 1X4

Robin Korthals                   121 King Street West                  Retired Financial Executive
(Director)                       Suite 2525
                                 Toronto, Ontario
                                 M5H 3T9

Geof Clarkson                    P.O. Box 251                          Retired Partner with Ernst & Young
(Director)                       Toronto-Dominion Centre
                                 Toronto, Ontario
                                 M5K 1J7

Gary Porter                      820-439 University Ave.               Self-employed Chartered Accountant
(Director)                       Toronto, Ontario
                                 M5G 1Y8

Roger Wilson                     Fasken, Campbell Godfrey              Corporate Lawyer
(Director)                       Toronto Dominion Bank Tower
                                 Toronto, Ontario
                                 M5K 1N6

Robert Bertram                   5650 Yonge Street                     Senior Vice President, Investments of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Allan Ressor                     5650 Yonge Street                     Senior Vice President, Member Services and
                                 5th Floor                             Chief Information Officer of OTP
                                 Toronto, Ontario
                                 M2M-4H5

John Brennan                     5650 Yonge Street                     Vice President, Human Resources and Public
                                 5th Floor                             Affairs of OTP
                                 Toronto, Ontario
                                 M2M-4H5

Andrew Jones                     5650 Yonge Street                     Vice President, Finance of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Peter Maher                      5650 Yonge Street                     Vice President, Internal Audit of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Roger Barton                     5650 Yonge Street                     Vice President, General Counsel & Secretary
                                 5th Floor                             of OTP
                                 Toronto, Ontario
                                 M2M-4H5

Rosemarie McClean                5650 Yonge Street                     Vice President, Client Services of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Morgan McCague                   5650 Yonge Street                     Vice President, Quantitative Investments of
                                 5th Floor                             OTP
                                 Toronto, Ontario
                                 M2M-4H5

Neil Petroff                     5650 Yonge Street                     Vice President, International  Equity
                                 5th Floor                             Indexes, Fixed Income and Foreign Exchange of
                                 Toronto, Ontario                      OTP
                                 M2M-4H5

Brian Gibson                     5650 Yonge Street                     Vice President, Equities of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Michael Lay                      5650 Yonge Street                     Vice President, Merchant Banking of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Brian Muzyk                      5650 Yonge Street                     Vice President, Real Estate of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

Leo de Bever                     5650 Yonge Street                     Vice President, Research & Economics of OTP
                                 5th Floor
                                 Toronto, Ontario
                                 M2M-4H5

                                                                      SCHEDULE B



          Following are the transactions in Common Stock effected by the Reporting Person or any person named in Item 2 herein.

          None